IPC THE HOSPITALIST COMPANY

IPC The Hospitalist Company, Inc.

4605 Lankershim Boulevard, Suite 617

North Hollywood, California 91602

June 26, 2013

Via EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Jim B. Rosenberg

Re:	IPC The Hospitalist Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K dated April 24, 2013
Filed April 24, 2013
File No. 001-33930

Ladies and Gentlemen:

Thank you for your letter dated June 14, 2013, addressed to Rick Kline, Chief Financial Officer of IPC The Hospitalist Company (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 and the Company’s Form 8-K dated April 24, 2013. Our response to each specific comment is set forth below. To facilitate the Staff’s review, we have reproduced in bold face text the Staff’s comments, and our response follows.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Claims Liability and Professional Liability Reserves, page 39

1.	Please provide us proposed disclosure to be included in future filings to address the following:
a.	You have identified the factors that affect the estimate of the reserve. Please clarify whether any of the key factors have changed historically over the periods presented. Also clarify the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).
b.	The amounts of settled, but unpaid, claims and unsettled claims included in the liability.
c.

Quantify and discuss the impact that reasonably likely changes in the key assumptions used would have on the liability at the end of the reporting period and on future operations. Merely applying a hypothetical change to your key assumptions and stating the impact it would have on this liability would not accomplish this objective.
d.	Provide a table that includes the following components of medical malpractice reserve for each period presented: beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

Response:

In response to the Staff’s comment, the Company will expand its disclosure in Management Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K for the fiscal year ending December 31, 2013. Each of the lettered sections responds to the associated item in your comment.

a)	The Company will expand its disclosure related to its claims liability and professional liability reserve under Critical Accounting Estimates to clarify whether any of the key factors have changed historically over the period presented and to clarify the assumed period of time between accrual of the loss contingency and its final settlement, as provided in the example below.

b)	The Company will expand its disclosure to include amounts of settled, but unpaid, claims and unsettled claims as provided in the example below.

c)	The Company will expand its disclosure to quantify and discuss the impact that reasonably likely changes in the key assumptions used would have on its estimated medical malpractice liability at the end of the reporting period and on future operations, as provided in the example below.

d)	The Company will expand its disclosure to provide a table that includes the following components of its medical malpractice reserve for each period presented under Critical Accounting Estimates as provided in the example below. The table will include beginning balance, reserves related to current period, changes related to prior period reserves, payments for current period reserves, payments for prior period reserves and the ending balance.

Proposed Disclosure Example:

Claims Liability and Professional Liability Reserves

We maintain a medical malpractice liability insurance policy, which expires on December 31 of each year indemnifying us and our employed health-care professionals on a claims-made basis. Our claims-made policy covers only those claims reported during the policy period. Our current claims-made professional liability insurance policy provides first dollar coverage up to our policy limits. Consequently, we establish reserves for our liabilities, on an undiscounted basis, for claims incurred and reported and claims incurred but not reported (IBNR) during the policy period. For claims incurred and reported, an insurance receivable from our carrier has been recorded pursuant to GAAP. See our discussion in Note 1 to the

Consolidated Financial Statements for a summary of our accrued medical malpractice reserves and related insurance receivables. As of December 31, 20xx and 20xy, our medical malpractice claim reserves included $0.x million and $0.x million of settled, but unpaid, claims and $xx.x million and $xx.x million of unsettled claims, respectively.

Our medical malpractice liability reserves are based upon actuarial loss projections, which are updated semi-annually. The actuarial loss projections consider a number of factors, including historical claim payment patterns and changes in case reserves and the assumed rate of increase in healthcare costs. These factors have not changed significantly over the years for which our medical malpractice liability reserves are presented [The Company will re-evaluate if the preceding sentence is still true when preparing its next Form 10-K and modify such disclosure if appropriate]. The average lag period from the date a claim is reported to the date it reaches final settlement is approximately x.x years. Historical experience and recent trends in the historical experience are the most significant factors in the determination of these reserves. We believe the use of actuarial methods to account for these reserves provides a consistent and effective way to measure these subjective accruals. However, given the magnitude of the claims involved and the length of time until the ultimate cost is known, the use of any estimation technique in this area is inherently sensitive and subject to change when actual paid claims information becomes known. Accordingly, our recorded reserves could differ from our ultimate costs related to these claims due to changes in our incident reporting, claims payment and settlement practices or claims reserve practices, as well as differences between assumed and actual future cost increases. The reasonably likely changes in the key assumptions could change our estimated medical malpractice liabilities as of December 31, 20xx by x% to x%, resulting in an increase or a decrease to our net income for future periods by approximately $x.x million to $x.x million.

The changes to our medical malpractice reserves for 20xx and 20xy are as follows (in thousands):

	20xx	20xy
Beginning balance, January 1	$—	$—
Reserves related to current period	—	—
Changes related to prior period reserves	—	—
Payments for current period reserves	—	—
Payments for prior period reserves	—	—

Ending balance, December 31	$—	$—

The net increases of our medical malpractice reserves for 20xx and 20xy are primarily due to increases in the current year provision for losses as a result of our increase of insured providers from our expanded operations.

Contractual Obligations and Reserves, page 43

2.	Please provide us proposed disclosure to be included in future filings to include long-term debt and the interest on long-term debt in the table of contractual obligations

Response:

In response to the Staff’s comment, the Company will revise its disclosure to be included in future Form 10-K filings to include long-term debt and the interest on long-term debt in the table of contractual obligations as provided in the example below.

Proposed Disclosure Example:

The table below summarizes by maturity our significant contractual obligations and reserves, including interest, as of December 31, 20xx:

Due in Years Ended December 31,
	Total		20xx		20xx		20xx		20xx		20xx		Thereafter
(dollars in thousands)
Long-term Debt (1)	$	xx,xxx	$	xxx	$	xxx	$	xxx	$	xx,xxx		$—		$—
Operating lease obligations		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		xxx		xxx
Acquisition earn-out payments		xx,xxx		xx,xxx		xx,xxx		—		—		—		—
Medical malpractice reserves—reported claims		xx,xxx		xx,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx

Subtotal - contractual obligations		xx,xxx		xx,xxx		xx,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Medical malpractice reserve - incurred but not reported		xx,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx

Total contractual obligations and reserves	$	xxx,xxx	$	xx,xxx	$	xx,xxx	$	xx,xxx	$	xx,xxx	$	x,xxx	$	x,xxx

(1)	Long-term debt represents borrowings under our revolving line of credit, including interest payments at the applicable rate as of December 31, 20xx. Amounts are presented assuming the outstanding balance at December 31, 20xx will be paid off on the maturity date.

Notes to Consolidated Financial Statements

Note 2. Practice Acquisitions, page 55

3.	Please provide us proposed disclosure to be included in future filings to clarify that these were business acquisitions and not asset acquisitions. Please include a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50. Also include pro forma information in accordance with ASC 805-10-50-2h.

Response:

In response to the Staff’s comment, the Company will expand its disclosure to be included in future filings to clarify that its practice acquisitions are business acquisitions, to describe the factors that make up the goodwill recognized in business acquisitions and to provide pro forma information pursuant to ASC 805-10-50-2h for any material individual acquisition or for all individually immaterial but collectively material acquisitions, as provided in the example below.

Proposed Disclosure Example:

Note 2. Business Acquisitions

For practice acquisitions, we recognize all of the assets acquired, liabilities assumed and any contingent consideration at the acquisition-date fair value and expense all transaction related costs.

During 20xx, in connection with the acquisition of xx hospitalist physician practices, we recorded goodwill and other identifiable intangible assets consisting of physician and hospital agreements. Goodwill represents the potential business synergy from the combined operations of our existing and acquired practices through an expanded national network of providers, improved managed care contracting, improved collections, identification of growth initiatives and cost savings based upon the significant infrastructure we have developed. Amounts recorded as goodwill and identifiable intangible assets are amortized for tax purposes over 15 years. The results of operations of these acquisitions are included in the consolidated financial statements from the respective dates of acquisition.

In addition to the initial consideration paid at the close of each transaction, the asset purchase agreements for the two acquisitions completed during 20xx provide for contingent consideration to be paid, which is generally based upon the achievement of certain operating results of the acquired practices as of certain measurement dates. These additional payments are not contingent upon the future employment of the sellers. The contingent consideration for these acquisitions was recorded on a provisional basis pending completion of the valuation studies as of the acquisition dates.

We estimate the fair value of contingent consideration to be paid based on discounted projected earnings of the acquired practices as of certain measurement dates. The discount rate that we use consists of a risk-free U.S. Treasury bond yield plus a Company specific credit spread which we believe is acceptable by willing market participants.

The following table summarizes the total amounts recorded during 20xx and 20xy, related to the acquisition of hospitalist practices (in thousands):

	20xx			20xy
Acquired assets – paid and accrued:
Goodwill	$	xx,xxx		$	xx,xxx
Other intangible assets		x,xxx			x,xxx
Property and equipment		xx			xx

Total acquired assets		xx,xxx			xx,xxx

Cash paid for acquisitions:
Current year transactions		(xx,xxx	)		(xx,xxx	)
Contingent consideration		(xx,xxx	)		(xx,xxx	)
Other—prior year transactions		(xx	)		(xx	)

Total cash paid for acquisitions		(xx,xxx	)		(xx,xxx	)

Increase (decrease) in payable for practice acquisitions		x,xxx			x,xxx
Net change in fair value of contingent consideration		xxx			xxx

Net change in payable for practice acquisitions		x,xxx			x,xxx
Payable for practice acquisitions, beginning of period		xx,xxx			xx,xxx

Payable for practice acquisitions, end of period	$	xx,xxx		$	xx,xxx

The following unaudited pro forma information presents the consolidated results of operations of our company as if the acquisitions had occurred on January 1, 20xx (in thousands except for per share date):

Years Ended December 31,
	20xx		20xy
Net revenue	$	xxx,xxx	$	xxx,xxx
Net income	$	xx,xxx	$	xx,xxx
Net income per share:
Basic	$	x.xx	$	x.xx
Diluted	$	x.xx	$	x.xx
Weighted average shares
Basic		xx,xxx,xxx		xx,xxx,xxx
Diluted		xx,xxx,xxx		xx,xxx,xxx

The pro forma results do not necessarily represent results which would have occurred if the acquisitions had taken place at the beginning of 20xy, nor are they indicative of the results of future operations.

Form 8-K dated April 24, 2013

Exhibit 99.1

4.	You start your earnings release with the disclosure of non-GAAP financial measures and do not disclose the GAAP amounts until the reconciliation. Please provide us proposed revised disclosures to be included in future earnings releases that balance these non-GAAP performance measures with a discussion of the most comparable GAAP measures. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Response:

In response to the Staff’s comment, for its future Form 8-K that discloses non-GAAP financial measures, the Company will revise the Form 8-K to balance the non-GAAP performance measures with a discussion of the most comparable GAAP measures with equal or greater prominence, in forms and substance similar to Exhibit 1 attached.

*            *             *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (818) 766-3502.

Very truly yours,

/s/ Rick Kline

Rick Kline
Chief Financial Officer

cc:	Robert W. Kadlec, Esq., Sidley Austin LLP

Exhibit 1

Contacts:	Evan Pondel
Rick Kline	PondelWilkinson, Inc.
IPC The Hospitalist Company, Inc.	(310) 279-5980
(818) 766-3502	epondel@pondel.com

IPC The Hospitalist Company Reports 2013 First Quarter Results

— Company Achieves Record Level Patient Encounters, Revenues and Adjusted Earnings Per Share—

North Hollywood, CA— April 24, 2013—IPC The Hospitalist Company, Inc. (NASDAQ: IPCM), a leading national hospitalist physician group practice, today announced financial results for the first quarter ended March 31, 2013. All operating results referred to as “adjusted” exclude the change in fair market value of contingent consideration (net change in fair value). See “Reconciliation of Non-GAAP Financial Measures” below for explanations of these non-GAAP financial measures and a reconciliation of them to GAAP financial measures.

First Quarter 2013 Highlights (comparisons are to first quarter 2012):

•	Net revenue increased 18% to $153.1 million.

•	Patient encounters increased to an all-time high of 1,576,000, a 16% increase.

•	Adjusted income from operations increased 17% to $16.0 million. GAAP income from operations increased 25% to $17.1 million.

•	Adjusted net income increased 15% to $9.8 million, or $0.57 adjusted diluted earnings per share. GAAP net income increased 24% to $10.5 million, or $0.61 diluted earnings per share.

Adam D. Singer, M.D., Chief Executive Officer of IPC The Hospitalist Company, stated, “We achieved strong results for the quarter, including net revenue growth of 18%, same-market net revenue growth of 14%, and a corresponding growth in adjusted diluted earnings per share of 13%. We benefited from the acquisitions we completed in the second half of 2012, as well the continued growth in both our acute and post-acute lines of business. As of quarter-end, we had more than 1,450 providers, an increase of 191, or 15%, since first quarter of prior year.”

Dr. Singer added, “Our most recent results reflect a durable and proven growth strategy that attracts physicians and delivers ongoing value. We remain focused on continuing to implement our growth plan in 2013.”

2013 First Quarter

Patient encounters for the three months ended March 31, 2013 increased by 221,000, or 16.3%, to 1,576,000, compared with 1,355,000 for the same period in the prior year. Net revenue for the three months ended March 31, 2013 was $153.1 million, an increase of $23.3 million, or 18.0%, from $129.8 million for the same period in the prior year. Of this $23.3 million increase, 77% was attributable to same-market area growth, including tuck-in acquisitions and new hires, and 23% was attributable to revenue generated from operations in new markets. Same-market revenue increased 13.9%, same-market encounters increased 12.1% and same market patient revenue per encounter increased 1.9%. The 1.9% increase is largely due to a combination of Medicare fee schedule rate increases and Medicaid parity. Medicaid parity represents an increase in Medicaid payments up to Medicare reimbursement levels for 2013 and 2014 in accordance with the Patient Protection and Affordable Care Act of 2010, as amended.

Physician practice salaries, benefits and other expenses for the three months ended March 31, 2013 were $112.1 million, or 73.2% of net revenue, compared with $95.1 million or 73.3% of net revenue, for the same period in the period year. The dollar increase in practice costs is largely related to the increase in the number of hospitalists added through hiring and acquisitions during the period.

General and administrative expenses increased $3.7 million, or 18.7%, to $23.8 million, or 15.6% of net revenue, for the three months ended March 31, 2013, compared with $20.1 million, or 15.5% of net revenue, for the three months ended March 31, 2012. The increase in expense is primarily the result of increased costs to support the continuing growth of operations, including new regional office costs and other expenses. Excluding stock-based compensation, general and administrative expenses were 14.4% of revenue for the three months ended March 31, 2013, compared to 14.3% of revenue for the same period of 2012.

The net change in fair value of contingent consideration for acquisitions was a $1.1 million credit to expense for the three months ended March 31, 2013, and a $0.1 million increase to expense for the same period in the prior year. Because the fair value of contingent consideration is generally based on a certain multiple of operating results of the acquired practices during a certain measurement period, a relatively small change in projected operating results can result in a large change to the fair value of such contingent consideration.

Adjusted income from operations for the three months ended March 31, 2013 increased 16.5% to $16.0 million, or an adjusted operating margin of 10.5%, compared to adjusted income from operations of $13.8 million, or an adjusted operating margin of 10.6% for the same period in 2012. GAAP income from operations increased $3.5 million, or 25.2%, to $17.1 million from $13.7 million for the same period in the prior year. Our GAAP operating margin was 11.2% and 10.5% for the three months ended March 31, 2013 and 2012, respectively.

The effective tax rate for the three months ended March 31, 2013 was 38.3%, compared with 37.5% for the same period in the prior year. The increase in the overall effective tax rate was primarily related to a change in state tax laws in November 2012.

Adjusted net income for the three months ended March 31, 2013 increased 14.9% to $9.8 million, or a 6.4% adjusted net income margin compared to adjusted net income of $8.6 million, or a 6.6% adjusted net income margin, for the same period in 2012. GAAP net income for the three months ended March 31, 2013 increased to $10.5 million from $8.5 million for the three months ended March 31, 2012, and our GAAP net income margin was 6.9% for the three months ended March 31, 2013, as compared to 6.6% for the same period in the prior year.

Adjusted diluted earnings per share for the three months ended March 31, 2013 was $0.57, compared to $0.51 adjusted diluted earnings per share for the same period in 2012. GAAP diluted earnings per share for the three months ended March 31, 2013 was $0.61, compared to $0.50 for the same period in 2012.

2013 Guidance

The Company reaffirms its guidance for the full year 2013 and expects revenue to be in the range of $597 million to $607 million and adjusted diluted earnings per share to be in the range of $2.15 to $2.25. The Company has provided this outlook based on assumptions of (i) weighted average shares outstanding of 17.2 million for the year, (ii) a 38.3% effective tax rate, (iii) $7.3 million in stock based compensation expense, and (iv) $4.9 million in depreciation and amortization expense. Not included in the assumptions are (i) new market acquisitions completed after today’s date, or (ii) future gains or losses related to changes in the fair value of contingent consideration of acquired practices.

Reconciliation of Non-GAAP Financial Measures

This press release contains non-GAAP financial measures related to income from operations, net income and diluted earnings per share. During the three months ended March 31, 2013 and 2012, IPC reported change in fair value of contingent consideration for acquired practices as operating expense pursuant to GAAP, which is referred to in this press release as the “net change in fair value of contingent considerations” or “net change in fair value”.

The fair value of accrued contingent consideration is determined using the income approach for estimating future consideration to be paid based on projected earnings of acquired practices as of specified measurement dates. Because accrued contingent consideration is generally based on a certain multiple of earnings of the acquired practices during a specified measurement period, a relatively small change in such projected earnings may result in a material change to the fair value of such contingent consideration liability with a corresponding adjustment to income from operations.

During the first quarter of 2013, IPC recorded a credit to expense of $1.1 million as a net change in fair value, compared to an increase to expense of $0.1 million for the same period in the prior year.

In this press release, income from operations, net income and diluted earnings per share have been adjusted to exclude the amount of net change in fair value. IPC believes that these non-GAAP financial measures are useful to management and investors reviewing financial and business trends related to its results of operations, and that when these non-GAAP financial measures are viewed with GAAP financial measures, investors are provided with a meaningful understanding of IPC’s ongoing operating and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for GAAP financial measures. The following unaudited table reconciles non-GAAP financial information to net income per diluted share, which IPC believes are the most comparable GAAP measures (dollars in thousands, except for per share data):

	Quarter Ended March 31, 2013			Quarter Ended March 31, 2012
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
Income from operations	$17,139	$(1,093)	$16,046	$13,689	$84	$13,773
Investment income	2		2	4		4
Interest expense	(115)		(115)	(82)		(82)

Income before income taxes	17,026	(1,093)	15,933	13,611	84	13,695
Income tax provision (benefit)	6,521	(419)	6,102	5,105	32	5,137

Net income	10,505	(674)	9,831	8,506	52	8,558

Per share data (diluted):	$0.61	$(0.04)	$0.57	$0.50	$0.01	$0.51

Weighted average shares (diluted):	17,125,940		17,125,940	16,860,655		16,860,655